June 10, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Williamson

Re:	Bright Horizons Family Solutions Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-188903)

Ladies and Gentlemen:

As underwriters of the proposed public offering of up to 9,775,000 shares of common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on June 12, 2013, or as soon thereafter as is practicable.

The undersigned advise that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours, GOLDMAN, SACHS & CO. J.P. MORGAN SECURITIES LLC BARCLAYS CAPITAL INC. As Representatives of the several Underwriters By: J.P. MORGAN SECURITIES LLC

By:	/s/ John Bertone
John Bertone Vice President